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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
Consolidated income before income taxes and minority interests	$85,306	$42,839	$116,925	$70,894	$69,481
Interest credited to account balances and amortization of deferred sales inducements	235,836	571,917	429,062	311,479	309,034
Interest expense on notes payable	15,425	16,221	20,382	16,324	2,358
Interest expense on subordinated debentures	19,445	22,520	21,354	14,145	9,609
Interest expense on amounts due under repurchase agreements and other interest expense	8,207	15,926	32,931	11,280	3,148
Interest portion of rental expense	459	468	431	388	344

Consolidated earnings	$364,678	$669,891	$621,085	$424,510	$393,974

Interest credited to account balances and amortization of deferred sales inducements	$235,836	$571,917	$429,062	$311,479	$309,034
Interest expense on notes payable	15,425	16,221	20,382	16,324	2,358
Interest expense on subordinated debentures	19,445	22,520	21,354	14,145	9,609
Interest expense on amounts due under repurchase agreements and other interest expense	8,207	15,926	32,931	11,280	3,148
Interest portion of rental expense	459	468	431	388	344

Combined fixed charges	$279,372	$627,052	$504,160	$353,616	$324,493

Ratio of consolidated earnings to fixed charges	1.3	1.1	1.2	1.2	1.2

Ratio of consolidated earnings to fixed charges, both excluding interest credited to account balances and amortization of deferred sales inducements	3.0	1.8	2.6	2.7	5.5

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  Exhibit 12.1